UH 1-31-02 **



02005173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51945

RECEIVED JAN 3 0 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 24, 2000 (MM/DD/YY) AND ENDING November 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Optex Services LLC

FN: Best Execution Services, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1400
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name — If individual, state last, first, middle name)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lorraine Heffernan, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Best Execution Services, L.L.C., as o ~~November 30,~~ 19 2001, are true and correct. I further swear (or affirm) that neither the compar nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

Signature

Chief Financial Officer

Title

Best Execution Services, L.L.C.

Notary Public

OFFICIAL SEAL
MARY ANN LEBEL
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/01/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Member of
Best-Ex Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Best-Ex Services LLC (the "Company") at November 30, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 21, 2002

Best-Ex Services LLC

Statement of Financial Condition
November 30, 2001

ASSETS

Cash	$	2,424
Receivable from clearing broker		388,796
Total assets	$	391,220

LIABILITIES AND MEMBER'S EQUITY

Due to affiliate	$	1,517
Accounts payable and accrued liabilities		27,000
Total liabilities		28,517
Member's equity		362,703
Total liabilities and member's equity	$	391,220

The accompanying notes are an integral part of this financial statement.

Best-Ex Services LLC

Notes to the Statement of Financial Condition

1. Description of Business

Best-Ex Services LLC (the "Company"), is a Delaware limited liability company and a registered broker-dealer with the Securities and Exchange Commission. The Company operated as a market-maker and trader on various securities and futures exchanges and commenced operations on February 3, 2000. The Company operates on a fiscal year basis which ends on the last Friday in November. The Company's managing and sole member is Hull Equity Management, L.L.C., which is owned by The Hull Group, L.L.C. (the "Group"). The Group is a wholly owned subsidiary of The Goldman Sachs Group, Inc.

On February 22, 2001, the Company transferred all of its positions at carrying value to SLK-Hull Derivatives, L.L.C., an affiliate. The Company has had no operations since this transaction.

Effective December 19, 2001, the Company changed its name to OptEx Services, L.L.C.

2. Significant Accounting Policies

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. These estimates and assumptions are based on judgement and available information and, consequently, actual results could be materially different from these estimates.

Securities transactions were recorded on a trade date basis.

Futures transactions were recorded on the transaction date.

The Company is treated as a partnership for tax purposes. The tax effects of the Company's activities accrue directly to its member.

Interest is recorded using the accrual method. Dividends are recorded on the ex-dividend date.

3. Related Party Transactions

Certain operating expenses including compensation and communications were paid by the Group. The Company reimbursed the Group for such expenses.

The Company utilized an affiliate as its clearing broker for all trading activity. For the year ended November 30, 2001, the affiliated clearing broker did not charge the Company for clearing commissions. However, all pass through fees from third parties which the affiliated clearing broker paid on the Company's behalf, were charged at rates comparable to those charged to third parties.

Best-Ex Services LLC

Notes to the Statement of Financial Condition, Continued

4. Concentrations of Credit Risk

At November 30, 2001, a credit concentration with the affiliated clearing broker consisted of $388,796, representing the receivable from clearing broker. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

5. Regulatory Matters

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, as permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital of $250,000. Pursuant to the Company's registration as a securities dealer, certain of its net capital requirements are assumed by its clearing broker. At November 30, 2001, the Company had net capital of $362,703 which was $112,703 in excess of its minimum net capital requirement.

Best-Ex Services LLC

Statement of Financial Condition

November 30, 2001

(Available for Public Inspection)